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                                                                Exhibit 20.1


                                 WAYPOINT logo

                                November 18, 2004

           NOTICE TO ALL PARTICIPANTS IN THE WAYPOINT FINANCIAL CORP.
                 DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Dear Shareholder:

      As you know, on March 8, 2004 Waypoint Financial Corp. (NASDAQ: WYPT) entered into an agreement of merger with Sovereign Bancorp Inc. (NYSE: SOV), providing for the merger of Waypoint with and into Sovereign. A Special Meeting of Shareholders to approve the merger will be held December 22, 2004. Subject to receipt of shareholder and regulatory approval, the merger is expected to be completed before the end of January 2005.

      As a result of this pending transaction, and in order to facilitate an orderly share exchange process, the Waypoint Board of Directors has suspended the Waypoint Dividend Reinvestment and Stock Purchase Plan effective immediately following the payment and reinvestment of the November 15, 2004 dividend. Accordingly, while we expect that the Board will declare an additional dividend prior to completion of the merger, that dividend, if and when declared, will be paid in cash and will not be reinvested. In addition, no further optional cash payments for the purchase of additional shares will be accepted. Following the merger, you will be eligible to participate in Sovereign's Dividend Reinvestment and Stock Purchase Plan.

      In order to further aid in the anticipated transition, Waypoint will be moving its transfer agent functions and your dividend reinvestment account to Mellon Shareholder Services effective on or about December 1, 2004. Mellon has been selected to be the exchange agent supporting the exchange of Waypoint shares for Sovereign shares upon completion of the merger and is also Sovereign's transfer agent. Mellon will mail you specific instructions with respect to the operation of your account and how you can effectuate transactions regarding the shares in that account once they have assumed responsibilities as transfer agent. You will not be able to access the shares in your account during the week after November 27, 2004. Please make arrangements to transact any necessary activity before November 26 or plan to delay until after December 5.

      Registrar and Transfer Company will accept shares for safekeeping, certificate shares or sell shares for you from your account, through November 26, 2004. You can communicate with Registrar and Transfer Company at 10 Commerce Drive, Cranford, New Jersey 07016-3572 (telephone 1-800-368-5948) for transactions on your account. If you have questions that you are unable to resolve you may also call Waypoint Shareholder Relations Assistant Lisa Aumiller at 717-909-2251 or 1-866-929-7646 extension 2251.


                                                Sincerely yours,
                                                Waypoint
                                                Financial Corp.







   235 NORTH SECOND STREET, P.O. BOX 1711, HARRISBURG, PENNSYLVANIA 17105-1711
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